

Mail Stop 4631

October 15, 2009

Mr. Anthony S. Colatrella
Chief Financial Officer
Momentive Performance Materials Inc.
22 Corporate Woods Blvd., 2nd Fl
Albany, NY 12211

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 29, 2009 and June 28, 2009**
> **File No. 333-146093**

Dear Mr. Colatrella:

　　We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 6 – Selected Financial Data, page 26

2. Item 301 of Regulation S-K requires disclosure in comparative columnar form of the selected financial data for each of the last five fiscal years of the registrant or for the life of the registrant and its predecessors. You currently present selected financial data for a three year period. As such, please revise or advise.

3. We note your presentation of the ratio of earnings to fixed charges on page 26. Please present your calculations either in footnote (5) to the selected financial data table or by filing Exhibit 12 to your Form 10-K. See Item 503(d) and Item 601 of Regulation S-K.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 31

Goodwill and Other Intangible Assets, page 31

4. You have a significant amount of long-lived assets, goodwill and intangible assets, and you have recognized your accounting for these assets as a critical policy. In addition, we note that you recorded significant impairments of goodwill during the year ended December 31, 2008 resulting in a substantial loss. In the interest of providing readers with a better insight into management's judgments in accounting for these assets, please consider disclosing the following in future filings:
   • Your basis for determining that you only have two reporting units, Silicones and Quartz. Given your listing of executive officers and directors on page 48, it appears that you manage your Silicones segment on a geographic basis. Please tell us what impact this had on your conclusion that you only have two reporting units;
   • You use a combination of a discounted cash flow model and a market multiple model-based to determine the fair value of each reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing the goodwill impairment analyses;
   • Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes;
   • Enhance your disclosure to further address the facts and circumstances leading to your goodwill impairment charge during the year ended December 31, 2008. In this regard, we note your disclosure on page F-18 that the

impairment charges were primarily attributable to the deterioration in market conditions experienced in late 2008 which caused you to change your estimates of future results. Please expand this disclosure to address the underlying business conditions in 2008 and the impact on your business going forward.

5. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:
    *   Identify the reporting unit;
    *   The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
    *   The amount of goodwill;
    *   A description of the assumptions that drive the estimated fair value;
    *   A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;
    *   A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

    If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Results of Operations, page 33

6. Please discuss in greater detail the business reasons for the changes between periods in your sales and expense line items. In addition, please enhance your disclosure to discuss the business reasons for the changes between periods in the significant line items of each of your segments. At a minimum, you should discuss the changes in revenue, material expenses and income (loss) for each segment. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 37

7. We note your disclosure that your senior secured credit facility, as well as borrowings made by your wholly-owned subsidiary, contains various restrictive covenants. If it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Financial Measures that Supplement GAAP, page 43

8. We note your presentation of Adjusted EBITDA here and elsewhere throughout the filing. It is not clear whether this measure of Adjusted EBITDA as presented here is the same measure that you discuss in relation to the measure of Adjusted EBITDA that you use in your compensation programs for your executive officers. If the measures are not calculated in the same manner, you should revise the title of one of the measures to clearly distinguish the two measures and also clearly show how each measure is calculated. In addition, please clarify if Adjusted EBITDA as presented here relates to your debt covenants. Please supplementally clarify how your use of these measures complies with Item 10(e) of Regulation S-K and our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Item 15 – Exhibits and Financial Statement Schedules, page 73

Financial Statements, page F-1

General

9. Based on your disclosures on page 29 and F-4, it appears that you do not allocate depreciation to cost of sales. In this regard, please revise your presentation on the face of your statements of operations and comprehensive (loss) income and throughout the filing to comply with SAB Topic 11:B. Please also remove any references in the filing to gross profit, if you do not include a portion of your depreciation and amortization in cost of goods sold.

10. Please tell us where you have provided the disclosures required by Schedule II related to your allowance for doubtful accounts or revise your disclosure accordingly. Please note these disclosures are required for all periods presented. See Rules 5-04 and 12-09 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies, page F-7

(u) – Restructuring and Other Costs, page F-14

11. Please enhance your disclosure to discuss the facts and circumstances leading to your restructuring activities and the expected completion date in accordance with paragraph 20(a) of SFAS 146. In addition, please disclose the total amount of restructuring charges expected to be incurred, the amount incurred in the year ended December 31, 2008 as well as the cumulative amount of restructuring charges incurred to date for each major type of cost as well as for each reportable segment as required by paragraphs 20(b) and (d) of SFAS 146.

Note 7 – Property and Equipment, Net, page F-17

12. The range of useful lives for your machinery and equipment of three to twenty years is very broad. Please breakout the machinery and equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

FORM 10-Q FOR THE PERIOD ENDED JUNE 28, 2009

General

13. Please address the above comments in your interim filings as well, as applicable.

14. You disclose on page 27 that you experienced significant year-over-year decreases in sales of approximately 32% and 48% in your Silicones and Quartz businesses and relatively weak demand has continued into the third quarter of 2009. In light of this, please tell us whether you concluded there were triggering events that would require an interim impairment test for goodwill during this period. If you concluded that there were no triggering events, please elaborate. See paragraph 28 of SFAS 142.

15. Please help us understand how you have met the disclosure requirements set forth in paragraph 38(c) of ARB 51, as amended by SFAS 160. Paragraph 5(d) of SFAS 160 requires this disclosure for each reporting period. Refer also to Rule 3-04 of Regulation S-X. Please advise or revise accordingly.

Item 1 – Financial Statements

Note 6 – Indebtedness, page 11

16. You completed private exchange offers to exchange $200,000 aggregate principal amount of 12.5% notes for certain of your outstanding unsecured notes and recognized a gain on the exchange offers of $178.7 million. In light of this, please address the following:
   - Tell us why the holders of the previously outstanding unsecured notes agreed to this exchange;
   - Disclose how you determined the fair value of the debt involved in the exchange offers and tell us what consideration you gave to presenting the disclosures required by SFAS 159.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 30

17. Your disclosures indicate that your primary sources of liquidity are cash on hand, cash flow from operations and funds available under your senior secured credit facility. Please further enhance your disclosures in future filings to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In this regard, we note that you had net cash used in operating activities of $93.7 million for the six months ended June 28, 2009. In addition, you have significant debt service obligations. Please also describe how you determined that remaining availability under the credit facility will continue to be sufficient to meet your needs.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief